

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2012

Via e-mail:
Mr. John M. Lowber
Senior Vice President and Chief Financial Officer
General Communication, Inc.
2550 Denali Street
Suite 1000
Anchorage, Alaska 99503

Re: **General Communication, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed March 9, 2012
        File No. 0-15279

Dear Mr. Lowber:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements
(12) Non-controlling Interest, page 141

1. We note your disclosure that the NMTC transaction included a put/call provision whereby you may be obligated or entitled to repurchase US Bancorp's interest in the special interest entity, which you believe US Bancorp will exercise in August 2018 at the end of the compliance period. Tell us how you evaluated this provision in determining whether you should classify US Bancorp's non-controlling interest as a component of equity. Discuss the accounting literature you considered including the guidance in ASC 480, if applicable.

Mr. John M. Lowber
General Communication, Inc.
August 28, 2012
Page 2

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Terry French for

                                        Larry Spirgel
                                        Assistant Director